Exhibit 99.1
100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-14

Glencore executive Nathan Bullock named to PolyMet board of directors

St. Paul, Minn., July 2, 2020 – PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM – today announced the appointment of Glencore executive Nathan Bullock to the board of directors, replacing Hilmar Rode, who stepped down.

Mr. Bullock leads operational strategy, technical services, asset management, capital management and technology for Glencore’s copper assets group. He brings a broad range of operational and technical experience to the board with a background in mining and processing across Australia and Africa in a range of commodities. His is one of three Glencore seats on the seven-member board.

“Mr. Bullock has provided leadership in some of mining’s most challenging technical, geopolitical and operational environments in the world, and we are pleased to have him on our board,” said Jon Cherry, chairman, president and CEO.

Beginning his career as a geologist at Glencore’s Mount Isa Mines in Australia, Mr. Bullock worked for 17 years across Glencore’s North Queensland mining, processing and smelting assets. He joined BHP in early 2018 at its Olympic Dam operation, working on operational discipline and improvement across the uranium, gold, silver and copper assets before rejoining Glencore in late 2019 as CEO at Mopani Copper Mines in Zambia.

He holds a bachelor’s degree with honors in applied geology from Queensland University of Technology, and an MBA from Griffith University, both in Brisbane Australia, and holds a graduate certificate in Applied Finance and Investment.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are the subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.